UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Patrick J. Herbert, III

30 N. LaSalle Street

Suite 1232

Chicago, IL 60602

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
W. B. & Co.
(General Partners: Patrick J. Herbert, III and Simpson Estates, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

7.	Sole Voting Power:
-0-
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	6,397,363
Each
Reporting	9.	Sole Dispositive Power:
Person	-0-
With

10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,397,363 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
34.0% based on 18,841,313 shares of Common Stock deemed outstanding as of March 9, 2007.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Simpson Estates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

7.	Sole Voting Power:
-0-
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	6,397,363
Each
Reporting	9.	Sole Dispositive Power:
Person	-0-
With
10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,397,363 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

13.	Percent of Class Represented by Amount in Row (11):
34.0% based on 18,841,313 shares of Common Stock deemed outstanding as of March 9, 2007.

14.	Type of Reporting Person (See Instructions):
CO

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Patrick J. Herbert, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

7.	Sole Voting Power:
126,017
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	7,268,225
Each
Reporting	9.	Sole Dispositive Power:
Person	3,622,297
With
10.	Shared Dispositive Power:
1,020,816

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,394,242 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
39.1% based on 18,892,851 shares of Common Stock deemed outstanding as of March 9, 2007.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Susan S. Cavender

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

7.	Sole Voting Power:
5,587
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	1,116,723
Each
Reporting	9.	Sole Dispositive Power:
Person	1,122,310
With
10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,122,310 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
6.5% based on 17,376,440 shares of Common Stock deemed outstanding as of March 9, 2007.

14.	Type of Reporting Person (See Instructions)

                IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Gwendolyn S. Chabrier 2001 Trust
(Patrick J. Herbert, III Trustee)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

7.	Sole Voting Power:
-0-
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	993,837
Each
Reporting	9.	Sole Dispositive Power:
Person	993,837
With
10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

993,837 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
5.8% based on 17,234,437 shares of Common Stock deemed outstanding as of March 9, 2007.

14.	Type of Reporting Person (See Instructions)
OO

Explanatory Note

          This Amendment No. 4 (the “Amendment No. 4”) relates to the Common Stock and related Preferred Stock of A.M. Castle, a Maryland corporation (the “Company”), which has its principal executive offices at 3400 N. Wolf Road, Franklin Park, IL 60131.  This Amendment No. 4 amends and supplements Items 2, 4, and 5, as set forth below, contained in the original Schedule 13D filed by the Reporting Persons (as so amended, the “Original Schedule 13D”).

          This Amendment No. 4 is being filed to disclose that, on April 2, 2007, 1,531,927 shares of the Company's Common Stock and related Preferred Stock were distributed from various trusts to (1) Susan Cavender and (2) the Gwendolyn S. Chabrier 2001 Trust, who both then transferred voting control of the shares to W.B. & Co. This Amendment No. 4 adds Susan S. Cavender and the Gwendolyn S. Chabrier 2001 Trust as Reporting Persons.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (the “Reporting Persons”):

(1) W.B. & Co. W.B. & Co. is a nominee partnership with Simpson Estates, Inc. and Patrick J. Herbert, III as general partners. The principal business address of W.B. & Co. is c/o Simpson Estates, 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602.

(2) Simpson Estates, Inc. Simpson Estates, Inc. is a corporation that serves as general partner of W.B. & Co. The principal business address of Simpson Estates, Inc. is 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602.

(3) Patrick J. Herbert, III. Patrick J. Herbert, III is President of Simpson Estates, Inc. and serves as a general partner of W.B. & Co. The principal business address of Patrick J. Herbert, III is c/o Simpson Estates, 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602.

(4) Susan S. Cavender. Susan S. Cavender is a private individual. The principal address of Susan S. Cavender is c/o Simpson Estates, 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602.

(5) Gwendolyn S. Chabrier 2001 Trust. Gwendolyn S. Chabrier 2001 Trust has Gwendolyn S. Chabrier as a beneficiary. The principal address of the Gwendolyn S. Chabrier 2001 Trust is c/o Simpson Estates, 30 North LaSalle St., Suite 1232, Chicago, Illinois 60602.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose.
The Common Stock of the Issuer is being held by all Reporting Persons for investment purposes only and the Reporting Persons do not have any plans or proposals with respect to such Common Stock.
Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 17,047,591 shares of Common Stock and, on a converted basis, 1,793,722 shares of Common Stock underlying the Series A Preferred Stock, reported outstanding as of March 9, 2007 in the Company’s most recent Proxy Statement for its Annual Meeting of Shareholders, filed on March 26, 2007.

(a)         W.B. & Co.: 6,397,363 shares of Common Stock (34.0% based on 18,841,313 shares deemed outstanding as of March 9, 2007).

Simpson Estates, Inc.: 6,397,363 shares of Common Stock (34.0% based on 18,841,313 shares deemed outstanding as of March 9, 2007).

Patrick J. Herbert, III: 7,394,242 shares of Common Stock (39.1% based on 18,892,851 shares deemed outstanding as of March 9, 2007).

Susan S. Cavender: 1,122,310 shares of Common Stock (6.5% based on 17,376,440 shares deemed outstanding as of March 9, 2007).

Gwendolyn S. Chabrier 2001 Trust: 993,837 shares of Common Stock (5.8% based on 17,234,437 shares deemed outstanding as of March 9, 2007).

(b)         See facing pages for each Reporting Person.

(c)          No transactions in shares of Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in the Explanatory Note above.

(d)          None.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2007	W.B. & Co.
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as General Partner
April 10, 2007	Simpson Estates, Inc.
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as President
April 10, 2007	/s/ Patrick J. Herbert, III
Patrick J. Herbert, III
April 10, 2007	/s/ Susan S. Cavender
Susan S. Cavender
April 10, 2007	Gwendolyn S. Chabrier 2001 Trust
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as Trustee

Exhibit 1

AGREEMENT TO JOINTLY FILE SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of A.M. Castle, or any subsequent acquisitions or dispositions of equity securities of A.M. Castle by any of the undersigned.

April 10, 2007	W.B. & Co.
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as General Partner
April 10, 2007	Simpson Estates, Inc.
By: /s/ PatrickJ. Herbert, III
Patrick J. Herbert, III
as President
April 10, 2007	/s/ Patrick J. Herbert, III
Patrick J. Herbert, III
April 10, 2007	/s/ Susan S. Cavender
Susan S. Cavender
April 10, 2007	Gwendolyn S. Chabrier 2001 Trust
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as Trustee